SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation	Company Release	July 26, 2007 at 12:00

UPM Interim Report 1 January-30 June 2007

Earnings per share excluding special items for the second quarter were EUR 0.28 (EUR 0.04 for the second quarter of 2006). EBITDA was EUR 411 million, 16.2% of sales (EUR 398 million, 16.0%). Operating profit excluding special items was EUR 225 million (EUR 79 million). Result improved due to increased efficiency of operations

Key figures

	Q2/	Q2/	Q1-Q2/	Q1-Q2/	Q1-Q4/
	2007	2006	2007	2006	2006
Sales, EUR million	2,537	2,484	5,056	4,944	10,022
EBITDA, EUR million 1)	411	398	829	784	1,678
% of sales	16.2	16.0	16.4	15.9	16.7
Operating profit, EUR million	-75	-54	146	116	536
excluding special items, EUR million	225	79	446	264	725
Profit before tax, EUR million	-121	-101	56	35	367
excluding special items, EUR million	179	32	356	183	550
Net profit for the period, EUR million	-198	-103	-67	-4	338
Earnings per share, EUR	-0.38	-0.20	-0.13	-0.01	0.65
excluding special items, EUR	0.28	0.04	0.53	0.25	0.80
Diluted earnings per share, EUR	-0.38	-0.20	-0.13	-0.01	0.65
Return on equity, %	neg.	neg.	neg.	neg.	4.6
excluding special items, %	8.5	1.1	7.9	3.6	5.7
Return on capital employed, %	neg.	neg.	2.8	2.2	4.7
excluding special items, %	8.3	2.7	8.1	4.6	6.2
Gearing ratio at end of period, %	58	69	58	69	56
Shareholders’ equity per share at end of period, EUR	13.11	13.29	13.11	13.29	13.90
Net interest-bearing liabilities at end of period, EUR million	4,015	4,812	4,015	4,812	4,048
Capital employed at end of period, EUR million	11,120	12,037	11,120	12,037	11,634
Capital expenditure, EUR million	160	154	353	331	699
Personnel at end of period	29,344	32,918	29,344	32,918	28,704

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges, excluding the change in value of biological assets, excluding the share of results of associated companies and joint ventures and special items.

Results

Q2 of 2007 compared with Q2 of 2006

Sales for the second quarter of 2007 were EUR 2,537 million (EUR 2,484 million). Paper deliveries increased by 5%.

Operating loss was EUR 75 million, -3.0% of sales (loss of EUR 54 million, -2.2% of sales). Excluding special items operating profit improved and came to EUR 225 million, 8.9% of sales (EUR 79 million, 3.2% of sales). Special items of EUR -300 million, net, were included in the second quarter operating profit. Gains reported as special items were a gain of EUR 29 million from the sale of Walki Wisa and a gain of EUR 42 million from that of UPM-Asunnot. An income of EUR 11 million from the impairment reversal of previously impaired assets was recorded as a special item.

In June, a decision was made to close the Miramichi coated magazine paper mill in Canada for nine to twelve months starting late August. The remaining carrying value of EUR 22 million of the production facilities was written off as a special item. The mill’s profitability has declined due to strengthening of the Canadian dollar and low US paper prices. Additionally, due to the temporary shut down of the mill, a charge of approximately EUR 10 million for personnel expenses was recorded as a special item. The Magazine Papers Division recorded a EUR 350 million impairment charge of the division’s goodwill as a special item. The primary drivers for the impairment relate to lower-than-forecast realised magazine paper price and the adverse development of exchange rates, especially that of the US dollar.

Operating profit excluding special items for the second quarter increased. Efficiency of operations improved from last year and delivery volumes were higher. Cost increase was moderate, although wood raw material costs increased considerably both in Finland and in Central Europe. Wood supply to Finnish mills was affected by mild winter and announcement of increases in export duties on Russian wood. Also recycled fibre costs were higher. On the other hand, energy costs were lower than a year ago. The average price for all paper deliveries translated into euros was slightly lower than a year ago. Profitability of exports weakened due to the strengthening of the euro and the Canadian dollar against the US dollar, which both have appreciated approximately 10% during the past 12 months.

Increase in the fair value of biological assets net of wood harvested was EUR 14 million (decrease of EUR 102 million). The share of results of associated companies and joint ventures was EUR 6 million (EUR 8 million).

Loss before tax was EUR 121 million (loss of EUR 101 million). Excluding special items profit before tax was EUR 179 million (EUR 32 million). Interest and other finance costs, net, were EUR 54 million (EUR 52 million). Exchange rate and fair value gains and losses resulted in a gain of EUR 8 million (gain of EUR 5 million).

Income taxes were EUR 77 million (EUR 2 million). These included EUR 25 million in income from a decrease of deferred tax liabilities relating to the goodwill impairment charge and a EUR 57 million charge from a reduction of deferred tax assets in Canada.

Loss for the second quarter was EUR 198 million (loss of EUR 103 million). Earnings per share were EUR -0.38 (EUR -0.20) and excluding special items EUR 0.28 (EUR 0.04).

First six months of 2007 compared with first six months of 2006

Sales for January-June were EUR 5,056 million, 2% higher than the EUR 4,944 million in the same period in 2006. Paper deliveries increased by 5%.

Operating profit came to EUR 146 million, 2.9% of sales (EUR 116 million, 2.3% of sales) and excluding special items EUR 446 million, 8.8% of sales (EUR 264 million, 5.3% of sales).

Increase in costs was slightly above 1% compared with last year. Fixed costs decreased and energy costs were lower. Recycled fibre costs were higher than a year ago and cost of wood raw material increased both in Finland and in Central Europe. The average price for newsprint and uncoated fine paper translated into euros increased but the average price for magazine paper declined from the corresponding period last year. Profitability of exports weakened due to the strengthening of the euro and the Canadian dollar against the US dollar.

The increase in the fair value of biological assets net of wood harvested was EUR 11 million (decrease of EUR 106 million). The share of results of associated companies and joint ventures was EUR 27 million (EUR 34 million).

Profit before tax was EUR 56 million (EUR 35 million) and excluding special items EUR 356 million (EUR 183 million). Interest and other finance costs, net were EUR 103 million (EUR 98 million). Net interest bearing liabilities decreased from last year but the average interest rate of borrowings was higher than a year ago. Exchange rate and fair value gains and losses resulted in a gain of EUR 11 million (gain of EUR 17 million).

Income taxes were EUR 123 million (EUR 39 million) and the effective tax rate excluding the impact of special items was 24% (29%).

Loss for the period was EUR 67 million (loss of EUR 4 million). Earnings per share were EUR -0.13 (EUR -0.01), and excluding special items EUR 0.53 (EUR 0.25). Operating cash flow per share was EUR 0.75 (EUR 0.83).

Paper deliveries

Paper deliveries for the first six months amounted to 5,585,000 (5,325,000) tonnes. Magazine paper deliveries were 2,344,000 tonnes (2,246,000 tonnes), newsprint 1,313,000 tonnes (1,314,000 tonnes) and fine and speciality papers 1,928,000 tonnes (1,765,000 tonnes).

Financing

In January-June, cash flow from operating activities, before capital expenditure and financing, was EUR 392 million (EUR 434 million). The increase in working capital amounted to EUR 207 million (EUR 80 million).

As of 30 June, gearing ratio was 58% (69% as of 30 June 2006). Equity to assets ratio at 30 June was 50.0% (47.1%). Net interest-bearing liabilities at the end of the period were EUR 4,015 million (EUR 4,812 million).

Personnel

In January-June, UPM had an average of 28,966 employees (31,730 employees for this period last year). The number of employees at the end of June was 29,344 (32,918).

Capital expenditure

For the first half of the year, gross capital expenditure was EUR 353 million, 7.0% of sales (EUR 331 million, 6.7% of sales).

At the Jämsänkoski mill, the EUR 45 million conversion of coated magazine paper machine 4 into label papers was completed with the paper machine making the first customer deliveries in May.

The largest ongoing investment, a EUR 325 million rebuild of the recovery plant at the Kymi pulp mill, is proceeding according to plan.

In April UPM announced a EUR 90 million investment in a new self-adhesive label materials factory in Poland. The factory is scheduled for start-up in Q4 of 2008.

In Uruguay, UPM’s associated company, Metsä-Botnia, is constructing a pulp mill with an annual capacity of 1 million tonnes. The construction is on schedule and the mill is estimated to start up in Q3 of 2007.

Changes in the Group’s structure

The sale of Walki Wisa was completed in June, resulting in a capital gain of EUR 29 million. In 2006 Walki Wisa had sales of EUR 287 million and it employed approximately 950 people.

The sale of UPM-Asunnot Oy was concluded in April. The gain on the sale was EUR 42 million. UPM-Asunnot Oy owned approximately 2,000 rental apartments and employed 15 people.

Profitability programme

In March 2006, UPM announced an extensive programme for 2006-2008 to restore its profitability. The profitability programme includes a reduction of approximately 3,600 employees over the three year period and closures of uncompetitive paper production capacity. When finalised, the programme is estimated to result in annual cost savings of approximately EUR 200 million.

The profitability programme has proceeded according to plan. By the end of June, reduction in the number of personnel as a result of actions under the profitability programme was approximately 2,400. Cost savings from the profitability programme have materialised as planned. In 2007 cost savings have been estimated to be EUR 110 million.

Shares

UPM shares worth, in total, EUR 8,615 million were traded on the Helsinki Stock Exchange (EUR 9,259 million) during January-June. The highest quotation was EUR 20.59 in February and the lowest EUR 17.67 in May. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 130 million (182 million).

The Annual General Meeting held on 27 March 2007 approved a proposal by the Board of Directors to buy back not more than 52,000,000 own shares. The authorisation is valid for 18 months. The meeting authorised the board to decide on the disposal of shares so acquired as well as on a free issue of shares to the company itself so that the total number of shares to be issued to the company combined with the number of own shares bought back under the buy-back authorisation may not exceed 1/10 of the total number of shares of the company. By the end of June this authorisation has not been exercised.

Additionally, the Annual General Meeting authorised the Board of Directors to decide to issue shares and special rights entitling to shares of the company. The number of new shares to be issued, including the shares to be obtained under special rights, will be no more than 250,000,000. Of that amount, the maximum number that can be issued to the company’s shareholders based on their pre-emptive rights is 250,000,000 shares and the maximum amount that can be issued deviating from the shareholders’ pre-emptive rights in a directed share issue is 100,000,000 shares. The maximum number of new shares to be issued as part of the company’s incentive programmes is 5,000,000 shares. This authorisation is valid for no more than three years from the date of the decision. To date, this authorisation has not been exercised.

The meeting also decided on granting share options in connection with the company’s share-based incentive plans. In the option programmes 2007 A, 2007 B and 2007 C, the total number of share options is no more than 15,000,000, and they will entitle to subscribe in total for no more than 15,000,000 new shares of the company.

In the second quarter of 2007, 5,707,290 shares were subscribed for through exercising of outstanding share options. The number of shares entered in the Trade Register as of 30 June 2007 was 528,969,320. Through the issuance authorisation and share options, the number of shares may increase to a maximum of 812,451,130.

At the end of the period, the company did not hold any of its own shares.

Apart from the above, the Board of Directors has no current authorisation to issue shares, convertible bonds or share options.

Litigation

Certain competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company.

The U.S. Department of Justice, the EU authorities and the authorities in several EU Member States, Canada and certain other countries have granted UPM conditional full immunity with respect to certain conduct disclosed to them. The U.S. and Canadian investigations are now closed, and the European Commission has tentatively closed its investigation of the European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets.

UPM has been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States. The remaining litigation matters may last several years. No provisions have been made in relation to these investigations or litigations.

Outlook for the third quarter

In Europe, demand for printing papers is forecast to grow slightly from the corresponding quarter of last year, while in North America demand is expected to decrease. Strong growth in demand is expected to continue in the emerging markets. UPM estimates its paper deliveries to increase slightly from last year and average price for all paper deliveries to be about the same as in the second quarter of 2007.

Demand for self-adhesive label materials is forecast to continue to grow, and prices are expected to remain stable.

In wood products, strong demand for plywood and sawn timber will continue during the third quarter. Shortage of birch logs may cause reduction in birch plywood production during the latter part of the year.

The company’s overall cost inflation for 2007 is estimated to be approximately 2% including the expected cost savings from the ongoing profitability programme.

Divisional reviews

Magazine Papers

	Q2/	Q1/	Q4/	Q3/	Q2/	Q1/	Q1-Q2/	Q1-Q2/	Q1-Q4/
	2007	2007	2006	2006	2006	2006	2007	2006	2006
Sales, EUR million	798	793	905	861	817	771	1,591	1,588	3,354
EBITDA, EUR million 1)	114	113	157	155	145	113	227	258	570
% of sales	14.3	14.2	17.3	18.0	17.7	14.7	14.3	16.2	17.0
Depreciation, amortisation and impairment charges, EUR million	-443	-86	-88	-209	-210	-97	-529	-307	-604
Operating profit, EUR million	-339	27	75	-62	-85	16	-312	-69	-56
% of sales	-42.5	3.4	8.3	-7.2	-10.4	2.1	-19.6	-4.3	-1.7
Special items, EUR million 2 )	-371	—	6	-126	-133	—	-371	-133	-253
Operating profit excl. special items, EUR million	32	27	69	64	48	16	59	64	197
% of sales	4.0	3.4	7.6	7.4	5.9	2.1	3.7	4.0	5.9
Deliveries, 1,000 t	1,189	1,155	1,288	1,227	1,148	1,098	2,344	2,246	4,761

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	Special items in the second quarter 2007 include a goodwill impairment charge of EUR 350 million, an impairment charge of EUR 22 million and personnel costs of EUR 10 million related to the Miramichi paper mill, and an income of EUR 11 million related to impairment reversals. Special items in the second quarter 2006 include personnel charges of EUR 20 million related to the profitability programme, and impairment charges of EUR 113 million related to the closure of the Voikkaa paper mill. In the third quarter, special items include personnel charges of EUR 8 million and impairment charges of EUR 3 million at Voikkaa, and impairment charges of EUR 115 million for Miramichi. In the fourth quarter, special items relate primarily to the capital gain on the sale of the Rauma power plant.

Q2 of 2007 compared with Q2 of 2006

Operating profit, excluding special items, for Magazine Papers declined to EUR 32 million (EUR 48 million). Sales were EUR 798 million (EUR 817 million). Paper deliveries had a volume of 1,189,000 (1,148,000) tonnes.

The average price for all magazine paper deliveries translated into euros was about 6% lower than a year ago. A stronger euro and Canadian dollar weakened profitability of exports.

In June a decision was made to close the Miramichi coated magazine paper mill for nine to twelve months starting in late August. The remaining carrying value of EUR 22 million of the production facilities was written off as a special item. Additionally, due to the temporary shut down of the mill, a charge of approximately EUR 10 million for personnel expenses was recorded as a special item.

Also, the division recorded a EUR 350 million impairment charge of the division’s goodwill. The primary drivers for the impairment relate to lower-than-forecast realised magazine paper price and the adverse development of exchange rates.

An income of EUR 11 million from the impairment reversal of previously impaired assets was recorded as a special item.

January-June of 2007 compared with January-June of 2006

Operating profit, excluding special items, for Magazine Papers was EUR 59 million (EUR 64 million). Sales of EUR 1,591 million were about the same as last year (EUR 1,588 million). Paper deliveries had a volume of 2,344,000 (2,246,000) tonnes.

Profitability of the division declined. The average price for all magazine paper deliveries translated into euros was almost 5 % lower than year ago. Prices were lower in all main markets (in local currencies). A stronger euro and Canadian dollar weakened the profitability of exports. Cost of wood and recycled paper increased. Fixed costs, energy and logistic costs were lower than last year.

Market review

In the first six months of the year, magazine paper demand in Europe continued to be good, driven by a strong increase in demand in Eastern Europe. Demand for both coated and uncoated magazine paper increased by about 3% compared with the same period in 2006. Export of magazine paper from Europe decreased compared with the previous year. In North America, demand for coated magazine paper remained the same as a year ago, while uncoated magazine paper demand increased by about 5%. The average market price for magazine papers in Europe was about 2% down from last year. In North America, USD prices decreased by about 10%.

Newsprint

	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales, EUR million	379	348	380	360	351	345	727	696	1,436
EBITDA, EUR million 1)	100	92	89	98	86	72	192	158	345
% of sales	26.4	26.4	23.4	27.2	24.5	20.9	26.4	22.7	24.0
Depreciation, amortisation and impairment charges, EUR million	-47	-48	-48	-48	-47	-47	-95	-94	-190
Operating profit, EUR million	53	44	39	50	34	25	97	59	148
% of sales	14.0	12.6	10.3	13.9	9.7	7.2	13.3	8.5	10.3
Special items, EUR million 2)	—	—	-2	—	-5	—	—	-5	-7
Operating profit excl. special items, EUR million	53	44	41	50	39	25	97	64	155
% of sales	14.0	12.6	10.8	13.9	11.1	7.2	13.3	9.2	10.8
Deliveries, 1,000 t	683	630	697	666	660	654	1,313	1,314	2,677

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	The special items booked for 2006 relate mainly to the profitability programme.

Q2 of 2007 compared with Q2 of 2006

Operating profit, excluding special items, for Newsprint improved from EUR 39 million to EUR 53 million. Sales were EUR 379 million (EUR 351 million). Paper deliveries were 683,000 tonnes (660,000 tonnes).

The average price for all newsprint deliveries translated into euros was about 4% up from the corresponding period in 2006.

January-June of 2007 compared with January-June of 2006

Operating profit, excluding special items, for Newsprint increased from EUR 64 million to EUR 97 million. Sales were 727 million (EUR 696 million). Paper deliveries were 1,313,000 tonnes (1,314,000 tonnes).

The main contributor to the improved profitability was the higher price of newsprint. The average price for all newsprint deliveries translated into euros was over 4% up. Energy costs were lower mainly due to the new biofuel power plants at the Shotton and Chapelle Darblay mills. On the other hand, the prices of recycled fibre and wood raw material were higher than a year ago.

Market review

In Europe, demand for standard and improved newsprint was the same as in the first half of last year. Net exports from Europe decreased. In Europe, the average market prices for standard newsprint were about 5% up. In the other markets, with the exception of North America, demand increased but prices were lower than in the same period last year.

Fine and Speciality Papers

	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales, EUR million	686	699	667	626	627	640	1,385	1,267	2,560
EBITDA, EUR million 1)	92	85	104	106	76	82	177	158	368
% of sales	13.4	12.2	15.6	16.9	12.1	12.8	12.8	12.5	14.4
Depreciation, amortisation and impairment charges, EUR million	-53	-53	-56	-55	-71	-55	-106	-126	-237
Operating profit, EUR million	39	32	44	50	-13	27	71	14	108
% of sales	5.7	4.6	6.6	8.0	-2.1	4.2	5.1	1.1	4.2
Special items, EUR million 2)	—	—	-3	-2	-36	—	—	-36	-41
Operating profit excl. special items, EUR million	39	32	47	52	23	27	71	50	149
% of sales	5.7	4.6	7.0	8.3	3.7	4.2	5.1	3.9	5.8
Deliveries, 1,000 t	960	968	907	878	884	881	1,928	1,765	3,550

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	In 2006, special items include personnel and impairment charges related to the profitability programme.

Q2 of 2007 compared with Q2 of 2006

Operating profit, excluding special items, for Fine and Speciality Papers improved by EUR 16 million to EUR 39 million (EUR 23 million). Sales increased from EUR 627 million to EUR 686 million. Paper deliveries were 960,000 (884,000) tonnes.

The average price for all fine and speciality paper deliveries translated into euros was about 1% higher than year ago.

January-June of 2007 compared with January-June of 2006

Operating profit, excluding special items, for Fine and Speciality Papers improved from EUR 50 million to EUR 71 million. Sales increased from EUR 1,267 million to 1,385 million. Paper deliveries increased by 163,000 tonnes to 1,928,000 (1,765,000). More efficient use of capacity and recent investments at the Changshu mill were the main contributors to the higher volumes.

The profitability of the division improved from last year. Paper deliveries were higher and the average price for all fine and speciality paper deliveries increased by about 1%. Higher wood fibre costs and tightened availibility of wood in Finland had a negative effect on profitability.

Market review

In Europe, demand for coated fine paper increased by about 2% compared with the same period last year. Demand for uncoated fine paper remained the same as a year ago. Good demand for label and packaging papers continued. In Europe, average market price for coated fine paper was about 2% up and the price for uncoated fine paper increased by about 7% compared with the same period last year. In Asia, demand and prices for fine paper increased from last year.

Label Materials

	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales, EUR million	260	261	251	240	245	251	521	496	987
EBITDA, EUR million 1)	21	26	25	20	24	24	47	48	93
% of sales	8.1	10.0	10.0	8.3	9.8	9.6	9.0	9.7	9.4
Depreciation, amortisation and impairment charges, EUR million	-8	-8	-8	-9	-8	-7	-16	-15	-32
Operating profit, EUR million	13	18	17	11	16	17	31	33	61
% of sales	5.0	6.9	6.8	4.6	6.5	6.8	6.0	6.7	6.2
Special items, EUR million	—	—	—	—	—	—	—	—	—
Operating profit excl. special items, EUR million	13	18	17	11	16	17	31	33	61
% of sales	5.0	6.9	6.8	4.6	6.5	6.8	6.0	6.7	6.2

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.

Q2 of 2007 compared with Q2 of 2006

Operating profit, excluding special items, for the Label Division was EUR 13 million (EUR 16 million). Sales increased by 6% from EUR 245 million to EUR 260 million.

Delivery volumes grew in the European and North American markets. In Asia, volumes increased due to the start-up of the new factory in China at the end of 2006.

January-June of 2007 compared with January-June of 2006

Operating profit, excluding special items, for the Label Division was EUR 31 million (EUR 33 million). Sales increased by 5% from EUR 496 million to EUR 521 million.

The profitability of the division continued to be good even though costs increased due to expansion of operations. Sales were affected by the stronger euro and change in the sales and product mix. The average price of labelstock in local currencies remained stable. There were no marked changes in raw material prices. The strong growth in the RFID business continued.

Market review

During the first six months of the year good demand for labelstock continued.

Wood Products

	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales, EUR million	326	314	287	310	378	346	640	724	1,321
EBITDA, EUR million 1)	51	42	24	22	33	25	93	58	104
% of sales	15.6	13.4	8.4	7.1	8.7	7.2	14.5	8.0	7.9
Depreciation, amortisation and impairment charges, EUR million	-11	-10	-10	-11	-11	-11	-21	-22	-43
Operating profit, EUR million	41	32	14	104	22	4	73	26	144
% of sales	12.6	10.2	4.9	33.5	5.8	1.2	11.4	3.6	10.9
Special items, EUR million 2)	—	—	—	93	—	-10	—	-10	83
Operating profit excl. special items, EUR million	41	32	14	11	22	14	73	36	61
% of sales	12.6	10.2	4.9	3.5	5.8	4.0	11.4	5.0	4.6
Deliveries, plywood 1,000 m3	247	255	243	205	232	251	502	483	931
Deliveries, sawn timber 1,000 m3	637	587	598	517	622	580	1,224	1,202	2,317

1)	EBITDA is operating profit before depreciation, amortisation and impairment charges and excluding special items.
2)	Special items in the first quarter 2006 include a loss of EUR 10 million from the sale of the Loulay plywood mill, and in the third quarter, a capital gain of EUR 93 million on the sale of Puukeskus.

Q2 of 2007 compared with Q2 of 2006

Operating profit, excluding special items, for Wood Products increased from EUR 22 million to EUR 41 million. Sales came to EUR 326 million (EUR 378 million). Excluding Puukeskus Oy, which was sold in August 2006, sales increased from the second quarter of 2006. Plywood deliveries were 247,000 (232,000) cubic metres and sawn timber deliveries 637,000 (622,000) cubic metres.

January-June of 2007 compared with January-June of 2006

Operating profit, excluding special items, for Wood Products increased from EUR 36 million to EUR 73 million. Sales came to EUR 640 million (EUR 724 million). Plywood deliveries were 502,000 (483,000) cubic metres and sawn timber deliveries 1,224,000 (1,202,000) cubic metres.

The profitability of the division improved especially in sawmilling operations despite the increase in wood raw material costs and tight supply of birch logs.

Market review

In the first half of the year, birch and spruce plywood demand continued strong in all markets. Plywood prices were higher than a year ago. The markets for veneers and further processed goods were solid. Redwood and whitewood sawn timber demand was strong and prices increased clearly. The supply of birch logs was tight. Cost of wood raw material increased.

Other Operations

	Q2/	Q1/	Q4/	Q3/	Q2/	Q1/	Q1-Q2/	Q1-Q2/	Q1-Q4/
EUR million	2007	2007	2006	2006	2006	2006	2007	2006	2006
Sales 1)	214	234	224	206	189	204	448	393	823
EBITDA 2)	32	60	69	27	33	70	92	103	199
Depreciation, amortisation and impairment charges	-5	-10	-9	-9	-9	-5	-15	-14	-32
Operating profit
Forestry 3)	34	28	23	20	-82	20	62	-62	-19
Energy Department, Finland	19	28	36	—	18	40	47	58	94
Other and eliminations 4)	59	-9	-10	-18	28	-5	50	23	-5
Operating profit, total	112	47	49	2	-36	55	159	19	70
Special items, 4)	71	—	-6	-1	41	-5	71	36	29
Operating profit excl. special items	41	47	55	3	-77	60	88	-17	41

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortisation and impairment charges, excluding the change in value of biological assets and special items.
3)	The second quarter of 2006 includes a change of EUR 102 million of the decrease in the fair value of biological assets and wood harvested.
4)	Special items in the second quarter 2007 include capital gains of EUR 42 million related to the sale of UPM-Asunnot and EUR 29 million related to the sale of Walki Wisa. Special items in 2006 include in the first quarter the donation of EUR 5 million to UPM-Kymmene Cultural Foundation, and in the second quarter the capital gain of EUR 41 million for the sale of the Group head office real estate.

Q2 of 2007 compared with Q2 of 2006

Excluding special items, operating profit for Other Operations was EUR 41 million (EUR -77 million). Sales were EUR 214 million (EUR 189 million).

Operating profit of Forestry was EUR 34 million (EUR -82 million). The increase in the fair value of biological assets (growing trees) was EUR 49 million (decrease EUR 76 million). The cost of wood raw material harvested from the Group’s forests was EUR 35 million (EUR 26 million).

Operating profit of the Energy Department in Finland was EUR 19 million (EUR 18 million). Hydropower availability was good. The price of electricity at Nord Pool was significantly lower than in the corresponding period a year ago.

January-June of 2007 compared with January-June of 2006

Excluding special items, operating profit for Other Operations was EUR 88 million (EUR -17 million). Sales were EUR 448 million (EUR 393 million).

The increase in the fair value of biological assets (growing trees) was EUR 72 million (decrease EUR 60 million). The cost of wood raw material harvested from the Group’s forests was EUR 61 million (EUR 46 million).

Associated companies and joint ventures

	Q2/	Q1/	Q4/	Q3/	Q2/	Q1/	Q1-Q2/	Q1-Q2/	Q1-Q4/
EUR million	2007	2007	2006	2006	2006	2006	2007	2006	2006
Share of result after tax
Oy Metsä-Botnia Ab	12	21	18	24	13	14	33	27	69
Pohjolan Voima Oy	-5	—	-9	-7	-5	7	-5	2	-14
Other	-1	—	—	1	—	5	-1	5	6
Total	6	21	9	18	8	26	27	34	61

Deliveries

	Q2/	Q1/	Q4/	Q3/	Q2/	Q1/	Q1-Q2/	Q1-Q2/	Q1-Q4/
	2007	2007	2006	2006	2006	2006	2007	2006	2006
Paper deliveries
Magazine papers, 1,000 t	1,189	1,155	1,288	1,227	1,148	1,098	2,344	2,246	4,761
Newsprint, 1,000 t	683	630	697	666	660	654	1,313	1,314	2,677
Fine and speciality papers, 1,000 t	960	968	907	878	884	881	1,928	1,765	3,550
Paper deliveries total	2,832	2,753	2,892	2,771	2,692	2,633	5,585	5,325	10,988

Wood products deliveries
Plywood 1,000 m3	247	255	243	205	232	251	502	483	931
Sawn timber 1,000 m3	666	617	621	557	663	616	1,283	1,279	2,457

Helsinki, 26 July 2007

UPM-Kymmene Corporation

Board of Directors

This Interim Report is unaudited

Financial information

Condensed consolidated income statement

	Q2/	Q2/	Q1-Q2/	Q1-Q2/	Q1-Q4/
EUR million	2007	2006	2007	2006	2006
Sales	2,537	2,484	5,056	4,944	10,022
Other operating income	80	67	98	108	231
Costs and expenses	-2,145	-2,155	-4,264	-4,285	-8,514
Change in fair value of biological assets and wood harvested	14	-102	11	-106	-126
Share of results of associated companies and joint ventures	6	8	27	34	61
Depreciation, amortisation and impairment charges	-567	-356	-782	-579	-1,138

Operating profit	-75	-54	146	116	536

Gains/losses on available-for-sale investments, net	—	—	2	—	-2
Exchange rate and fair value gains and losses	8	5	11	17	18
Interest and other finance costs	-54	-52	-103	-98	-185
Profit before tax	-121	-101	56	35	367
Income taxes	-77	-2	-123	-39	-29
Profit for the period	-198	-103	-67	-4	338

Attributable to:
Equity holders of the parent company	-198	-103	-67	-4	340
Minority interest	—	—	—	—	-2
	-198	-103	-67	-4	338
Basic earnings per share, EUR	-0.38	-0.20	-0.13	-0.01	0.65
Diluted earnings per share, EUR	-0.38	-0.20	-0.13	-0.01	0.65

Condensed consolidated balance sheet

EUR million	30.06.2007	30.06.2006	31.12.2006
ASSETS
Non-current assets
Goodwill	1,163	1,514	1,514
Other intangible assets	419	510	461
Property, plant and equipment	6,375	6,742	6,500
Biological assets	1,032	1,063	1,037
Investments in associated companies and joint ventures	1,185	1,140	1,177
Deferred tax assets	339	307	362
Other non-current assets	252	270	304
	10,765	11,546	11,355

Current assets
Inventories	1,294	1,272	1,255
Trade and other receivables	1,771	1,764	1,660
Cash and cash equivalents	104	151	199
	3,169	3,187	3,114

Assets held for sale	—	124	—
Total assets	13,934	14,857	14,469

EQUITY AND LIABILITIES

Equity attributable to the equity holders of the parent company

Share capital	890	890	890
Share premium reserve	825	826	826
Fair value and other reserves	325	216	189
Retained earnings	4,893	5,021	5,366
	6,933	6,953	7,271
Minority interest	16	21	18
Total equity	6,949	6,974	7,289

Non-current liabilities
Deferred tax liabilities	762	836	790
Non-current interest-bearing liabilities	3,053	4,082	3,353
Other non-current liabilities	613	654	627
	4,428	5,572	4,770

Current liabilities
Current interest-bearing liabilities	1,118	981	992
Trade and other payables	1,439	1,286	1,418
	2,557	2,267	2,410
Liabilities related to assets held for sale	—	44	—
Total liabilities	6,985	7,883	7,180
Total equity and liabilities	13,934	14,857	14,469

Condensed consolidated statement of changes in equity

	Attributable to equity holders of the parent
EUR million	Share capital	Treasury shares	Translation differences	Share premium reserve	Fair value and other reserves
Balance at 1 January 2006	890	-3	-34	826	233
Transactions with equity holders
Share options exercised	—	—	—	—	—
Reissuance of treasury shares	—	3	—	—	—
Share-based compensation	—	—	—	—	4
Dividend paid	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	-42	—	—
Other items	—	—	—	—	-1
Net investment hedge, net of tax	—	—	8	—	—
Cash flow hedges recorded in equity, net of tax	—	—	—	—	39
transferred to income statement, net of tax	—	—	—	—	9
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—	—
Profit for the period	—	—	—	—	—

Balance at 30 June 2006	890	—	-68	826	284
Balance at 1 January 2007	890	—	-89	826	278

Transactions with equity holders
Share options exercised	—	—	—	—	104
Share-based compensation, net of tax	—	—	—	—	6
Dividend paid	—	—	—	—	—
Transfers and other	—	—	—	-1	16

Income and expenses recognised directly in equity
Translation differences	—	—	12	—	—
Other Items	—	—	—	—	-1
Cash flow hedges recorded in equity, net of tax	—	—	—	—	17
transferred to income statement, net of tax	—	—	—	—	-16
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—	-2
Profit for the period	—	—	—	—	—
Balance at 30 June 2007	890	—	-77	825	402

EUR million	Retained earnings	Total	Minority interest	Equity total
Balance at 1 January 2006	5,415	7,327	21	7,348
Transactions with equity holders
Share options exercised	—	—	—	—
Reissuance of treasury shares	1	4	—	4
Share-based compensation	—	4	—	4
Dividend paid	-392	-392	—	-392

Income and expenses recognised directly in equity
Translation differences	—	-42	—	-42
Other items	1	—	—	—
Net investment hedge, net of tax	—	8	—	8
Cash flow hedges recorded in equity, net of tax	—	39	—	39
transferred to income statement, net of tax	—	9	—	9
Available-for-sale investments transferred to income statement, net of tax	—	—	—	—
Profit for the period	-4	-4	—	-4
Balance at 30 June 2006	5,021	6,953	21	6,974
Balance at 1 January 2007	5,366	7,271	18	7,289

Transactions with equity holders
Share options exercised	—	104	—	104
Share-based compensation, net of tax	—	6	—	6
Dividend paid	-392	-392	—	-392
Transfers and other	-16	-1	-2	-3

Income and expenses recognised directly in equity
Translation differences	—	12	—	12
Other items	2	1	—	1
Cash flow hedges recorded in equity, net of tax	—	17	—	17
transferred to income statement, net of tax	—	-16	—	-16
Available-for-sale investments transferred to income statement, net of tax	—	-2	—	-2
Profit for the period	-67	-67	—	-67
Balance at 30 June 2007	4,893	6,933	16	6,949

Condensed consolidated cash flow statement

EUR million	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Cash flow from operating activities
Profit for the period	-67	-4	338
Adjustments, total	864	657	1,195
Change in working capital	-207	-80	21
Cash generated from operations	590	573	1,554
Finance costs, net	-105	-88	-180
Income taxes paid	-93	-51	-159
Net cash from operating activities	392	434	1,215

Cash flow from investing activities
Acquisitions and share purchases	-11	-41	-68
Purchases of intangible and tangible assets	-359	-301	-635
Asset sales and other investing cash flow	182	91	389
Net cash used in investing activities	-188	-251	-314

Cash flow from financing activities
Change in loans and other financial items	-11	111	-559
Share options exercised	104	—	—
Dividends paid	-392	-392	-392
Net cash used in financing activities	-299	-281	-951

Change in cash and cash equivalents	-95	-98	-50

Cash and cash equivalents at beginning of period	199	251	251
Foreign exchange effect on cash	—	-2	-2
Change in cash and cash equivalents	-95	-98	-50
Cash and cash equivalents at end of period	104	151	199

Operating cash flow per share, EUR	0.75	0.83	2.32

Quarterly information

EUR million	Q2/ 2007	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q2/ 2007
Sales by segment
Magazine Papers	798	793	905	861	817	771	1,591
Newsprint	379	348	380	360	351	345	727
Fine and Speciality Papers	686	699	667	626	627	640	1,385
Label Materials	260	261	251	240	245	251	521
Wood Products	326	314	287	310	378	346	640
Other Operations	214	234	224	206	189	204	448
Internal sales	-126	-130	-131	-108	-123	-97	-256
Sales, total	2,537	2,519	2,583	2,495	2,484	2,460	5,056

Operating profit by segment
Magazine Papers	-339	27	75	-62	-85	16	-312
Newsprint	53	44	39	50	34	25	97
Fine and Speciality Papers	39	32	44	50	-13	27	71
Label Materials	13	18	17	11	16	17	31
Wood Products	41	32	14	104	22	4	73
Other Operations	112	47	49	2	-36	55	159
Share of results of associated companies and joint ventures	6	21	9	18	8	26	27
Operating profit (loss), total	-75	221	247	173	-54	170	146
% of sales	-3.0	8.8	9.6	6.9	-2.2	6.9	2.9
Gains on available-for-sale investments, net	—	2	-2	—	—	—	2
Exchange rate and fair value gains and losses	8	3	4	-3	5	12	11
Interest and other finance costs, net	-54	-49	-46	-41	-52	-46	-103
Profit (loss) before tax	-121	177	203	129	-101	136	56
Income taxes	-77	-46	-8	18	-2	-37	-123
Profit (loss) for the period	-198	131	195	147	-103	99	-67

Basic earnings per share, EUR	-0.38	0.25	0.37	0.29	-0.20	0.19	-0.13
Diluted earnings per share, EUR	-0.38	0.25	0.38	0.28	-0.20	0.19	-0.13
Average number of shares basic (1,000)	527,111	523,261	523,258	523,256	523,256	523,108	525,186
Average number of shares diluted (1,000)	530,980	527,086	526,416	525,938	525,874	525,936	529,033

Special items in operating profit
Special items in operating profit are specified in the divisional reviews on pages 5-8.
Magazine Papers	-371	—	6	-126	-133	—	-371
Newsprint	—	—	-2	—	-5	—	—
Fine and Speciality papers	—	—	-3	-2	-36	—	—
Label Materials	—	—	—	—	—	—	—
Wood Products	—	—	—	93	—	-10	—
Other Operations	71	—	-6	-1	41	-5	71
Share of results of associated companies and joint ventures	—	—	—	—	—	—	—
Special items in operating profit, total	-300	—	-5	-36	-133	-15	-300
Special items after operating profit	—	—	6	—	—	—	—
Special items reported in taxes (see page 3)	-32	—	35	20	-29	—	-32
Special items, total	-332	—	36	-16	-162	-15	-332

Operating profit, excluding special items	225	221	252	209	79	185	446
% of sales	8.9	8.8	9.8	8.4	3.2	7.5	8.8
Profit before tax, excluding special items	179	177	202	165	32	151	356
% of sales	7.1	7.0	7.8	6.6	1.3	6.1	7.0
Earnings per share, excluding special items, EUR	0.28	0.25	0.30	0.25	0.04	0.21	0.53
Return on equity excl. special items, %	8.5	7.3	8.7	7.2	1.1	6.1	7.9
Return of capital empl. excl. special items, %	8.3	7.9	8.7	7.1	2.7	6.4	8.1

EUR million	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales by segment
Magazine Papers	1,588	3,354
Newsprint	696	1,436
Fine and Speciality Papers	1,267	2,560
Label Materials	496	987
Wood Products	724	1,321
Other Operations	393	823
Internal sales	-220	-459
Sales, total	4,944	10,022

Operating profit by segment
Magazine Papers	-69	-56
Newsprint	59	148
Fine and Speciality Papers	14	108
Label Materials	33	61
Wood Products	26	144
Other Operations	19	70
Share of results of associated companies and joint ventures	34	61
Operating profit (loss), total	116	536
% of sales	2.3	5.3
Gains on available-for-sale investments, net	—	-2
Exchange rate and fair value gains and losses	17	18
Interest and other finance costs, net	-98	-185
Profit (loss) before tax	35	367
Income taxes	-39	-29
Profit (loss) for the period	-4	338

Basic earnings per share, EUR	-0.01	0.65
Diluted earnings per share, EUR	-0.01	0.65
Average number of shares basic (1,000)	523,182	523,220
Average number of shares diluted (1,000)	525,905	526,041

Special items in operating profit
Special items in operating profit are specified in the divisional reviews on pages 5-8.
Magazine Papers	-133	-253
Newsprint	-5	-7
Fine and Speciality papers	-36	-41
Label Materials	—	—
Wood Products	-10	83
Other Operations	36	29
Share of results of associated companies and joint ventures	—	—
Special items in operating profit, total	-148	-189
Special items after operating profit	—	6
Special items reported in taxes (see page 3)	-29	26
Special items, total	-177	-157

Operating profit, excluding special items	264	725
% of sales	5.3	7.2
Profit before tax, excluding special items	183	550
% of sales	3.7	5.5
Earnings per share, excluding special items, EUR	0.25	0.80
Return on equity excl. special items, %	3.6	5.7
Return of capital empl. excl. special items, %	4.6	6.2

Changes in property, plant and equipment

EUR million	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Book value at beginning of period	6,500	7,316	7,316
Capital expenditure	325	284	604
Decreases	-46	-237	-325
Depreciation	-381	-412	-804
Impairment charges	-22	-128	-243
Impairment reversal	11	—	—
Translation difference and other changes	-13	-81	-48
Book value at end of period	6,374	6,742	6,500

Commitments and contingencies

EUR million	30.06.2007	30.06.2006	31.12.2006
Own commitments
Mortgages	94	93	92
On behalf of associated companies and joint ventures
Guarantees for loans	11	14	12

On behalf of others
Guarantees for loans	—	2	1
Other guarantees	5	6	5

Other own commitments
Leasing commitments for the next 12 months	21	23	23
Leasing commitments for subsequent periods	90	107	94
Other commitments	77	68	69

Capital commitments

EUR million	Completion	Total cost	By 31.12.2006	Q1-Q2/ 2007	After 30.6.2007
Pulp mill rebuild, Kymi	June 2008	325	25	113	187
New Poland mill, UPM Raflatac	November 2008	90	—	4	86
New USA mill, UPM Raflatac, Dixon	March 2008	75	8	21	46
New Bioboiler, Caledonian	September 2009	72	—	4	68
PM5 quality upgrade, Jämsänkoski	June 2008	38	—	2	36

Notional amounts of derivative financial instruments

EUR million	30.06.2007	30.06.2006	31.12.2006
Currency derivatives
Forward contracts	3,557	5,880	4,293
Options, bought	37	10	20
Options, written	37	10	10
Swaps	557	574	570
Interest rate derivatives
Forward contracts	2,646	2,448	2,500
Swaps	2,496	2,651	2,566
Other derivatives
Forward contracts	14	28	13
Swaps	8	25	16

Related party (associated companies and joint ventures) transactions and balances

EUR million	Q1-Q2/ 2007	Q1-Q2/ 2006	Q1-Q4/ 2006
Sales to associated companies	41	23	61
Purchases from associated companies	215	191	448
Non-current receivables at end of period	—	4	—
Trade and other receivables at end of period	19	13	20
Trade and other payables at end of period	33	27	23

Key exchange rates for the euro at end of period

	30.6.2007	31.3.2007	31.12.2006	30.9.2006	30.6.2006	31.3.2006
USD	1.3505	1.3318	1.3170	1.2660	1.2713	1.2104
CAD	1.4245	1.5366	1.5281	1.4136	1.4132	1.4084
JPY	166.63	157.32	156.93	149.34	145.75	142.42
GBP	0.6740	0.6798	0.6715	0.6777	0.6921	0.6964
SEK	9.2525	9.3462	9.0404	9.2797	9.2385	9.4315

Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Consolidated Financial Statements for 2006. Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following standard:

IFRS 7 Financial Instruments: Disclosures, and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the annual financial statements.

Calculation of key indicators

Return on equity, %:

(Profit before tax - income taxes) / Shareholders’ equity (average) x 100

Return on capital employed, %:

(Profit before tax + interest expenses and other financial expenses) / (Balance sheet total—non-interest-bearing liabilities (average)) x 100

Earnings per share:

Profit for the period attributable to equity holders of parent company / Adjusted average number of shares during the period excluding own shares

It should be noted that certain statements herein, which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein including the availability and cost of production inputs, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations